AirXpanders, Inc.

3047 Orchard Parkway

San Jose, CA 95134

August 2, 2018

Via Email and Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Heather Percival

RE:	AirXpanders, Inc. Registration Statement on Form S-1 File No. 333-226535

Ladies and Gentlemen:

AirXpanders, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on August 6, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Brett White and Marina Remennik of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Marina Remennik of Cooley LLP, counsel to the Registrant, at (650) 843-5124, or in her absence, Ryan Spiers at (650) 843-5768.

[Signature Page Follows]

Very truly yours,

AirXpanders, Inc.

By:      /s/ Frank Grillo
Name: Frank Grillo
Title: Chief Executive Officer

cc:	Mark Weeks, Cooley LLP
Brett White, Cooley LLP Marina Remennik, Cooley LLP